As filed with the Securities and Exchange Commission on October 6, 2010

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 2)

FS INVESTMENT CORPORATION

(Name of Subject Company (Issuer))

FS INVESTMENT CORPORATION

(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

302635 107

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Michael C. Forman

President and Chief Executive Officer

FS Investment Corporation

Cira Centre

2929 Arch Street, Suite 675

Philadelphia, PA 19104

(215) 495-1150

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Steven B. Boehm, Esq.

Sutherland Asbill & Brennan LLP

1275 Pennsylvania Avenue, N.W.

Washington, DC 20004-2415

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$1,019,341.44	$72.68*

*	The Filing Fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $71.30 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $72.68

Form or Registration No.: Schedule TO

Filing Party: FS Investment Corporation

Date Filed: August 20, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☑	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☒

AMENDED AND RESTATED FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 2 supplements and amends the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on August 20, 2010 by FS Investment Corporation, a Maryland corporation (the “Company”), and amends, restates and replaces in its entirety Amendment No. 1 to the Schedule TO filed with the SEC on October 1, 2010, in connection with the offer by the Company to purchase up to 108,904 shares of its issued and outstanding Common Stock, par value $0.001 per share (the “Shares”) (which number represents 2.5% of the weighted average number of Shares outstanding for the calendar year ended December 31, 2009). The tender offer was made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated August 20, 2010, and the related Letter of Transmittal (together, the “Offer”). The Offer terminated at 5:00 P.M., Central Time, on September 27, 2010, and a total of 219,458.58 Shares were validly tendered and not withdrawn as of such date, an amount that exceeded the maximum number of Shares the Company offered to purchase pursuant to the Offer. In accordance with the terms of the Offer, the Company purchased a total of 108,904 Shares on a pro rata basis at a price equal to $9.36 per Share for an aggregate purchase price of approximately $1,019,341. Approximately 49.6% of the number of Shares tendered by each shareholder who participated in the tender offer were repurchased by the Company.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2010

FS INVESTMENT CORPORATION

By:	/s/ MICHAEL C. FORMAN
Name:	Michael C. Forman
Title:	President and Chief Executive Officer